UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer Pursuant to
Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934
For the month of August, 2005
Commission File Number 000-51490

CONTAX PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)
Contax Holding Company
(Translation of Registrant’s name in English)
Praia de Botafogo, 300 — 11th floor
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 18, 2005
CONTAX PARTICIPAÇÕES S.A.
By:- /S/ Michel Neves Sarkis
Name: Michel Neves Sarkis
Title: Investor Relations Officer

CONTAX PARTICIPAÇÕES S.A.
CNPJ/MF n° 04.032.433/0001-80
NIRE 33.30027541-0
A Publicly-held Company
GENERAL SHAREHOLDERS’ MEETING
SUMMONS NOTICE
Rio de Janeiro, August 17, 2005 — The Shareholders of CONTAX PARTICIPAÇÕES S.A. (the “Company”) by unanimous vote decided:
(i)      To approve a split of the shares issued by the Company, regardless of kind, such that each of the 379,803,477 shares shall be split, resulting in the issuing of 2,318,240 new shares, of which 772,758 are common shares and 1,545,482 are preferred shares, which shares are hereby attributed in full to the Company’s controlling shareholder Tele Norte Leste Participações S.A. (“TNL”). The remaining shareholders of the Company, Telemar Participações S.A. and the members of the Board of Directors, have waived their right to the shares to which they would be entitled by reason of the share split approved at this meeting. The share split is required in function of the decision to implement a reduction in TNL’s capital, approved at an Extraordinary General Meeting of TNL’s shareholders on December 29, 2004, by means of delivery of shares in the Company to shareholders in TNL at a rate of 1:1 (one share in the Company for each share in TNL, of the same kind held by the TNL shareholders). Accordingly, the corporate capital of the Company shall hereafter be represented by 382,121,717 nominative book shares without par value, of which 127,373,917 are common shares and 254,747,800 are preferred shares.
(ii)      By virtue of the resolution set out in item (i) above, the introductory paragraph of article 5 of the Company’s Bylaws shall hereafter read as follows: “Article 5 — The capital of the Company is R$223,873,116.10 (two hundred and twenty-three million, eight hundred and seventy-three thousand, one hundred and sixteen reais and ten centavos), divided into 382,121,717 (three hundred and eighty-two million, one hundred and twenty-one thousand, seven hundred and seventeen) nominative book shares without par value, of which 127,373,917 (one hundred and twenty-seven million, three hundred and seventy-three thousand, nine hundred and seventeen) are common shares and 254,747,800 (two hundred and fifty-four million, seven hundred and forty-seven thousand and eight hundred) are preferred shares.”
(iii)      To authorize the Company’s management to take such action as may be required to cause the financial institution with which the Company’s shares are deposited to implement the resolution approved in item (i) above.
(iv)      To approve an increase in the maximum number of members of the Company’s Board of Directors, which may hereafter be composed of up to 11 (eleven) members.
(v)      By virtue of the resolution set out in item (iv) above, the introductory paragraph of article 13 of the Company’s Bylaws shall hereafter read as follows: “Article 13 — The Board of

Directors shall be composed of up to 11 (eleven) members and an equal number of alternates, all of whom shall be shareholders and shall have the title of Director. The Directors shall be elected by the shareholders in general meeting for a term of three (3) years, re-election being permitted. The shareholders in general meeting may remove any Director at any time.”
Rodrigo Panico
Secretary